Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2020	December 31, 2019
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,908	$13,754
Restricted cash	495	380
Trade receivables, net	18,933	13,765
Contract assets (Note 4)	1,045	1,269
Other accounts receivable and prepaid expenses	2,412	1,673
Inventories (Note 5)	26,474	17,196

Total current assets	79,267	48,037

NON CURRENT ASSETS:
Long-term receivable and other deposits	63	97
Property, plant and equipment, net (Note 6)	11,282	9,127
Operating lease right-of-use assets	7,585	7,654

Total non-current assets	18,930	16,878

Total assets	$98,197	$64,915

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2020	December 31, 2019
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan (Note 8c)	$455	$-
Trade payables	15,756	7,661
Other accounts payable and accrued expenses	6,378	5,572
Advances from customers (Note 4)	751	1,563
Contract liabilities (Note 4)	6	196
Operating lease short-term liabilities	1,594	1,240

Total current liabilities	24,940	16,232

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	668	764
Operating lease long-term liabilities	6,073	6,499

Total long-term liabilities	6,741	7,263

SHAREHOLDERS EQUITY:
Share capital (Note 9) -

Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2020 and December 31, 2019; Issued and outstanding: 43,485,065 at June 30, 2020 and 38,456,693 at December 31, 2019.	437	394
Additional paid-in capital	144,193	120,017	*)
Accumulated deficit	(78,114)	(78,991)

Total RADA shareholders’ equity	66,516	41,420

Total liabilities and shareholders’ equity	$98,197	$64,915

*)  Reclassified

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2020	2019
	Unaudited
Revenues:
Products	$31,812	$18,364
Services	765	350
	32,577	18,714
Cost of revenues:
Products	20,840	11,899
Services	140	76
	20,980	11,975

Gross profit	11,597	6,739
Operating expenses:
Research and development, net	4,239	3,040
Marketing and selling	2,385	1,870
General and administrative	4,293	3,230

Total operating expenses	10,917	8,140

Operating income (loss)	680	(1,401)

Total financial income, net (Note 10)	197	43

Net income (loss)	877	(1,358)

Net loss attributable to non controlling shareholders	$-	$(309)

Net income (loss) attributable to RADA Electronic Industries' shareholders	877	(1,049)
Basic and diluted net income (loss) from continuing operations per ordinary share	$0.02	$(0.03)
Basic and diluted net income from discontinued operations per ordinary share	$0.00	$0.00

Basic and diluted net income (loss) per ordinary share	$0.02	$(0.03)
Weighted average number of ordinary shares used for computing basic net income (loss) per share	43,041,405	38,017,281
Weighted average number of ordinary shares used for computing diluted net income (loss) per share	44,002,634	38,570,290

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2020	2019
	Unaudited

Net income (loss)	$877	$(1,358)

Other comprehensive loss, net:
Change in foreign currency translation adjustment	-	-

Total comprehensive loss	877	(1,358)

Comprehensive loss attributable to non-controlling interest	-	-

Comprehensive loss attributable to RADA Electronic Industries' shareholders	$877	$(1,358)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S. dollars in thousands (except number of shares data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interest	Total equity

Balance at January 1, 2019	37,516,891	$386	$118,568	$220	$(76,961)	$(352)	$41,861

Share-based compensation to employees	-	-	558	-	-	-	558
Issuance of shares	550,133	4	1,496				1,500
Net loss	-	-	-	-	(1,049)	(309)	(1,358)
Other comprehensive loss	-	-	-	(220)	-	-	(220)

Balance at June 30, 2019 (unaudited)	38,067,024	$390	$120,622	$-	$(78,010)	$(661)	$42,341

	Number of Ordinary shares	Share capital	Additional paid-in capital		Accumulated other comprehensive loss		Accumulated deficit	Non controlling interest	Total equity

Balance at January 1, 2020	38,456,693	$394	$120,017	*)	$-	*)	$(78,991)	$-	$41,420

Share-based compensation to employees	-	-	682		-		-	-	682
Issuance of shares ,net	4,819,052	41	23,494		-		-	-	23,535
Exercise of option	209,320	2							2
Net income	-	-	-				877	-	877

Balance at June 30, 2020 (unaudited)	43,485,065	$437	$144,193		$-		$(78,114)	$-	$66,516

*)  Reclassified

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited
Cash flows from operating activities:
Net income (loss)	$877	$(1,358)
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,014	539
Severance pay, net	(96)	50
Operating lease right-of-use assets	506	-
Share-based compensation to employees	682	558
Increase in trade receivables, net	(5,168)	(881)
Operating lease long-term-liabilities	(511)	-
Increase in other accounts receivable and prepaid expenses	(748)	(178)
Decrease (Increase) in contract assets	224	(497)
Increase (decrease) in contract liabilities	(190)	188
Increase in inventories	(9,629)	(4,917)
Increase (decrease) in trade payables	7,685	(401)
Increase (decrease) in other accounts payable and accrued expenses	(3)	142

Net cash used in operating activities	(5,357)	(6,755)

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,406)	(629)
Increase (decrease) in long-term receivables and deposits	42	(23)

Net cash used in investing activities	(2,364)	(652)

Cash flows from financing activities:
Issuance of shares, net	23,535	1,500
Proceeds from short term loan	455	-

Net cash provided by financing activities	$23,990	$1,500

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited

Increase (decrease) in cash and cash equivalents and restricted cash	16,269	(5,907)
Cash and cash equivalents and restricted cash at the beginning of the period	14,134	21,236

Cash and cash equivalents and restricted cash at the end of the period	$30,403	$15,329

(a) Supplemental disclosures of cash flow activities:

Net cash paid during the period for income taxes	$13	$11

Net cash paid during the period for interest	-	-

(b) Non-cash transactions

Purchase of property, plant and equipment in credit	$411	$436

Transfer of inventory to property, plant and equipment	$352	$30

Proceeds from sale of discontinued operations, net	$-	$845

Right-of-use assets obtained in exchange for new operating lease liabilities	$438	$2,032

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

The following table provides a reconciliation of cash and cash equivalents and restricted deposits reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	June 30, 2020	June 30, 2019
	Unaudited

Cash and cash equivalents	$29,908	$14,949
Restricted cash	495	380

Cash and cash equivalents and restricted cash	$30,403	$15,329

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL

a.RADA Electronic Industries Ltd. (the "Company") is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications. The Company also specializes in the design, development, production and sales of avionics systems, including inertial navigation systems, for fighter aircraft and UAVs.

In January 2018, the Company incorporated RADA Sensors Inc. (“RSI”), a fully owned subsidiary of the Company in Delaware. As of December 31, 2019, RSI is the holder of 100% of the interests in RADA Technologies LLC, also organized in January 2018. When organized, RSI was the owner of 75% of RADA Technologies LLC. During July 2019, RSI purchased the minority 25% interest in RADA Technologies LLC from an investor.

The Company is organized and operates as one operating segment.

b.Discontinued operations:

In December 2016, the Company committed to a plan to sell its test and repair services activity (provided through CACS, the Company’s then 80% owned subsidiary, in order to focus on its core business. In October 2018, a transaction with a non-controlling interest occurred and as a result, as of December 31, 2018, the Company owned 100% of CACS, which resulted in a $254 decrease in additional paid in capital.

In December 2018, the Company signed an agreement to sell its ownership interest in CACS for approximately $1,500. On March 14, 2019, the ownership was transferred to the buyer. As of December 31, 2019, the Company received 100% of the consideration, which is currently held in a trust account in China. The net consideration of $730 is recorded under other accounts receivables and prepaid expenses in the consolidated balance sheets as of December 31, 2019. The Company expects to receive the full amount by December 31, 2020.

The Company recorded in 2018 a provision of $159 for the expected loss resulting from the sale, which amount was included in accrued expenses in the consolidated balance sheets and in the net loss from discontinued operations in the consolidated statements of operations. In December 2019, the Company recorded an additional expected loss of $115, mainly due to exchange rate differences relating to the consideration held in a trust account in China, which decreased the net consideration presented under other accounts receivables and prepaid expenses in the consolidated balance sheets and was included in the net loss from discontinued operations in the consolidated statements of operations.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-GENERAL (Cont.)

c.Liquidity and Capital Resources:

In January 2019, the Company’s shareholders approved the sale of 545,454 Ordinary shares to DBSI Investements Ltd at a price per share of $2.75 (approximately $1.5 million in the aggregate). In January 2020, the Company completed an underwritten public offering of 4,819,052 of its ordinary shares at a price of $5.25 per share, for a total consideration of $25,300 and net proceeds of approximately $23,500.

Since incorporation, the Company has incurred an accumulated deficit of $78,114. As of June 30, 2020, the Company's cash position (cash and cash equivalents) totaled $29,908 Management believes that its cash and cash equivalents are sufficient for the Company to meet its obligations as they come due at least for a period of twelve months from the date of these unaudited condensed interim consolidated financial statements.

NOTE 2:-UNAUDITED INTERIM FINANCIAL INFORMATION

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Article 10 of U.S. Securities and Exchange Commission Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments except as otherwise discussed) considered necessary for a fair presentation have been included.

Operating results for the six month period ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

NOTE 3:-SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements of the Company as of December 31, 2019, set forth in the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on April 7, 2020, except as discussed below:

a.Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model.

The value of the portion of the award is recognized as an expense over the requisite service periods in the Company's statement of operations. The Company account for forfeitures as they occur.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for the Company's stock options granted to employees was estimated using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2020	2019

Dividend yield	0%	0%
Risk-free interest rate	0.31%-1.61%	2.44%
Expected term (in years)	4.22	4.22
Volatility	55.89%-58.17%	66.69%

The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to changes in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company's share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulletin No. 110, which is the mid point between the vesting date and the end of the contractual of the option.

b.Recently issued and adopted accounting standards :

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The Company adopted Topic 326 effective January 1, 2020, based on the composition of the Company’s trade receivables and Contract assets. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

c.Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform to the current interim's presentation. The reclassification had no effect on previously reported net income or shareholders' equity as of June 30, 2020.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-REVENUES

In accordance with ASC 606 "Revenue From Contracts With Customers", unbilled accounts receivable were reclassified as contract assets and advance payments and billings in excess of revenue were reclassified as contract liabilities as of June 30, 2020 and December 31, 2019, none of which resulted in a change to total current assets or total current liabilities.

The following table presents the significant changes in the advances from customers balance during the six months ended June 30, 2020:

	Six months ended June 30
	2020	2019
	Unaudited
Balance, beginning of the period	$1,563	$727

New performance obligations	82	224
Reclassification to revenue as a result of satisfying performance obligation	(894)	(84)

Balance, end of the period	$751	$867

The following table summarizes our contract assets and liabilities balances:

	Six months ended June 30
	2020	2019
	Unaudited
Contract assets at January 1, 2020	$1,269	$899
Contract assets at June 30, 2020	1,045	1,396

Change in contract assets - increase (decrease)	(224)	497

Contract liabilities at January 1, 2020	196	366
Contract liabilities at June 30, 2020	6	554

Change in contract liabilities - increase (decrease)	$(190)	$188

Net change	$34	$309

For the six months ended June 30, 2020, 97% of the amount that was previously included in the beginning balance of contract liabilities was recognized.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-REVENUES (Cont.)

The Company’s unsatisfied performance obligations as of June 30, 2020 and the estimated revenue expected to be recognized in the future related to long-term fixed price contracts amounts to $583. The Company expect to recognize approximately 72% of this amount as revenues during the next 12 months and the remainder thereafter.

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

For information regarding disaggregated revenues, please refer to Note 12.

NOTE 5:-INVENTORIES

	June 30,	December 31,
	2020	2019
	Unaudited

Raw materials and components	$20,280	$11,990	*)
Work in progress, net	5,092	3,884
Finished goods	1,102	1,322	*)

	$26,474	$17,196
*)	Reclassified

NOTE 6:-PROPERTY, PLANT AND EQUIPMENT, NET

	June 30,	December 31,
	2020	2019
	Unaudited
Cost:
Factory building	$1,722	$2,081
Machinery and equipment *)	13,592	14,641
Office furniture and equipment	930	1,089
Leasehold improvements	2,238	2,004

	18,482	19,815
Accumulated depreciation:

Factory building	1,743	2,058
Machinery and equipment	5,133	8,043
Office furniture and equipment	191	389
Leasehold improvements	133	198

	7,200	10,688

Depreciated cost	$11,282	$9,127
*)	As of June 30, 2020 and December 31, 2019, $423 and $459 relate to construction-in-process of production infrastructure, respectively.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Depreciation expense amounted to $1,014 and $539 for the six months period ended June 30, 2020 and 2019, respectively. The total cost of the fixed assets that disposed by the Company during the six months period ended June 30, 2020 amounts to $4,502, and it's depreciated cost amounts to $0.

NOTE 7:-FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial instruments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table presents the Company's liabilities measured at fair value on a recurring basis at June 30, 2020 and 2019:

	June 30, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Other accounts receivable and prepaid expenses:
Foreign currencies derivatives	$-	$202	$-	$202

Total	$-	$202	$-	$202

	June 30, 2019
	Level 1	Level 2	Level 3	Total
Financial liabilities:
Other accounts payable and accrued expenses:
Foreign currencies derivatives	$-	$14	$-	$14

Total	$-	$14	$-	$14

NOTE 8:-COMMITMENTS AND CONTINGENT LIABILITIES

a.The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Israel Innovation Authority ("IIA"). In return for the IIA's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the product and in the absence of such sales, no payment is required. As of June 30, 2020, the Company received total grants from the IIA in the amount of $5,543.

The total amount of royalties charged to operations for the six months period ended June 30, 2020 and 2019 was approximately $123 and $0, respectively. As of June 30, 2020, the Company's contingent liability for royalties, that are linked to active programs, net of royalties paid or accrued, totaled approximately $123.

b.The Company provides bank guarantees to some of its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of June 30, 2020, is approximately $395.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.In April 2020, the RADA Technologies LLC received approximately $455 in proceeds from an approved loan under the Paycheck Protection Program. Interest will accrue on outstanding principal balance at a rate of 1% per annum, computed on a simple interest basis. The loan principal and accrued interest will be eligible for forgiveness provided that (i) the Company will use the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels are maintained. If the loan is not forgiven, the Company will be required to repay the loan proceeds of $ 455 immediately, at which time any unpaid principal and accrued interest will be due and payable. The loan is included in the captions "Short term loan" in the condensed consolidated balance sheet as of June 30, 2020.

NOTE 9:-SHAREHOLDERS' EQUITY

a.Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In June 2018, the Company's shareholders approved an increase of the Company's authorized share capital by NIS 1,875,000 and as a result the authorized share capital is equal to NIS 3,000,000 divided into 100,000,000 Ordinary shares, par value NIS 0.03 each.

In January 2020, the Company completed an underwritten public offering of 4,819,052 of its Ordinary shares at a price of $5.25 per share, for a total consideration of $25,300 and net proceeds of approximately $23,500.

b.Stock option plans:

In April 2015, the Company's Board of Directors adopted the "2015 Share Option Plan" (the "Plan"), which authorized the grant of options to purchase Ordinary shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within a maximum of twenty years from adoption of the plan.

In January 2019, the Company granted options to its employees to purchase a total of 60,000 Ordinary shares at an exercise price range $2.76 - $2.85 per share. The options will vest as follows: 25% will vest in January 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until January 2023. These options will be exercisable for 48 months following the date of vesting.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-SHAREHOLDERS' EQUITY (Cont.)

In March 2019, the Company granted options to its officers and employees to purchase a total of 75,000 Ordinary shares at an exercise price of $2.73 per share. The options vest as follows: 25% vested in March 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until March 2023. These options will be exercisable for 48 months following the date of vesting.

In May 2019, the Company granted options to one of its employees to purchase a total of 7,500 Ordinary shares at an exercise price of $3.11 per share. The options vest as follows: 25% vested in May 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until May 2023. These options will be exercisable for 48 months following the date of vesting.

In August 2019, the Company granted options to its officers and employees to purchase a total of 100,000 and 50,000 Ordinary shares at an exercise price of $3.64 and 4.87 per share, respectively. The options vest as follows: 25% vested in August 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until August 2023. These options will be exercisable for 48 months following the date of vesting.

In September 2019, the Company granted options to employees to purchase a total of 15,000 Ordinary shares at exercise prices of between $3.99 to $4.40 per share. The options vest as follows: 25% will vest in September 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until September 2023. These options will be exercisable for 48 months following the date of vesting.

In September 2019, the Company granted options to one of its officers to purchase a total of 30,000 Ordinary shares at an exercise price of $4.83 per share. The options vest as follows: 25% will vest in September 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until September 2023. These options will be exercisable for 48 months following the date of vesting.

In November 2019, the Company granted options to one of its employees to purchase a total of 17,500 Ordinary shares at an exercise price of $5.25 per share. The options vest as follows: 25% will vest in November 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until November 2023. These options will be exercisable for 48 months following the date of vesting.

In December 2019, the Company granted options to officers and employees to purchase a total of 70,000 and 45,000 Ordinary shares at exercise prices of $5.24 and 5.44 per share, respectively. The options vest as follows: 25% will vest in December 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until December 2023. These options will be exercisable for 48 months following the date of vesting.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-SHAREHOLDERS' EQUITY (Cont.)

In January and February 2020, the Company granted options to its employees to purchase a total of 35,000 and 10,000 Ordinary shares, respectively, at an exercise price range of $5.28 to $5.92 per share. The options vest as follows: 25% will vest in January and February 2021; and 75% will vest in twelve equal quarterly installments of 6.25% each until January and February 2024. These options will be exercisable for 48 months following the date of vesting.

In March 2020, the Company granted options to one of its officers to purchase a total of 200,000 Ordinary shares at an exercise price of $5.90 per share. The options vest as follows: 25% will vest in March 2021; and 75% will vest in twelve equal quarterly installments of 6.25% each until March 2024. These options will be exercisable for 48 months following the date of vesting.

In April 2020, the Company's Board of Directors approved the repricing of 342,500 outstanding employee stock options (issued, to 16 employees of the Company), which reduced the exercise price to $3.92 per share from $4.83 to 5.90 per share. The impact of the repricing resulted in an incremental value of the options repriced of approximately $140. During the six months period ended June 30, 2020, the Company recorded $ 9 of such incremental expenses. The remaining $ 131 is expected to be recorded through 2024.

In April 2020, the Company granted options to officers and employees to purchase a total of 440,000 Ordinary shares at an exercise price of $3.92 per share. The options vest as follows: 25% will vest in April 2021; and 75% will vest in twelve equal quarterly installments of 6.25% each until April 2024. These options will be exercisable for 48 months following the date of vesting.

As of June 30, 2020, options to purchase 359,124 Ordinary shares are available for future grant under the Plan.

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Six months ended June 30, 2020
	Unaudited
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	3,110,938	$7.6	8.23	$7,579
Granted	690,000	4.6	-	-
Exercised	(275,005)	1.44	-	-
Forfeiture	(78,437)	3.29	-	-

Outstanding at the end of the period	3,447,496	3.22	8.24	11,437

Exercisable	1,195,933	$2.58	7.49	$4,735

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-SHAREHOLDERS' EQUITY (Cont.)

Intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary Shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the option holders had all option holders exercised their options on June 30, 2020. This amount changes based on the fair market value of the Company’s Ordinary shares.

As of June 30, 2020, unamortized compensation expenses related to stock options to be recognized over an average time of approximately 4 years is approximately $3,705.

During the six months period ended June 30, 2020, the Company recognized compensation expenses related to stock options in the amount of $682, as follows:

	Six months ended June 30,
	2020	2019
	Unaudited

Cost of revenues	$122	$76
Research and development	178	115
Marketing and selling	(18)	20
General and administrative	400	347

	$682	$558

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-FINANCIAL INCOME, NET

	Six months ended June 30,
	2020	2019
	Unaudited
Income:

Foreign currency exchange differences	$172	$79
Interest on cash equivalents and restricted deposits	166	259

	338	338
Expenses:

Bank commissions and others	22	49
Foreign currency exchange differences	119	246

	(141)	(295)

Total financial income, net	$197	$43

NOTE 11:-RELATED PARTY BALANCE AND TRANSACTIONS

In January 2017, the Company’s shareholders approved that in addition to the directors’ fees to be paid to all of the Company’s directors, commencing as of January 1, 2017, the Company will pay DBSI Investements Ltd. (see Note 1c) an additional monthly payment of approximately $4.6 (NIS 17,500) for time devoted to the Company by the Executive Chairman of the Board of Directors, who is also a co-owner of DBSI Investements Ltd. Such payment will increase in the event the Company achieves profitable operations. In 2017, the Company’s consolidated audited financial statements reflected net income (before taxes), so such additional payment increased to approximately $9 (NIS 35) . On June 4, 2020, the Company's General Meeting approved the agreement following the Compensation Committee approval.

As of June 30, 2020 and 2019 a total of $60 and $58, respectively, had been paid for the Executive Chairman’s services.

Balances with related parties:

	June 30,	December 31,
	2020	2019

Accrued expenses	$49	$50

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

Related parties’ expenses:

	Six months ended June 30,
	2020	2019
	Unaudited

Directors and management fees	$83	$94

NOTE 12:-MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.In accordance with Statement of ASC 280, "Segment Reporting", the Company is organized and operates as one business segment, which develops, manufactures and sells tactical land radars for ground forces and border protection and avionics systems (including inertial navigation systems) for fighter aircraft and UAVs (see also Note 1a).

b.Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Six months ended
	June 30,
	2020	2019
	Unaudited

Israel	$11,035	$6,184
Asia & Australia	1,210	1,838
USA	12,871	7,876
Latin America	527	759
Europe	3,615	379
Italy	3,319	1,678

Total	$32,577	$18,714

RADA ELECTRONIC INDUSTRIES LTD.

AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported periods as a percentage of total revenues are as follows:

	Six months ended
	June 30,
	2020	2019
	Unaudited
	%

Customer A	6	13
Customer B	12	11
Customer D	5	15
Customer G	13	-
Customer H	12	5
Customer I	10	9